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                         UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                                  SEC FILE NUMBER
                  FORM 12b-25                         1-8591
                                                  CUSIP NUMBER
NOTIFICATION OF LATE FILING                       Class A 316828 508
                                                  Class B 316828 607

(Check One):      [ ] Form 10-K  [ ] Form 20-F [ ] Form 11-K
                  [X] Form 10-Q [ ] Form N-SAR



      For Period Ended:  March 31, 1994
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

            Figgie International Inc.
Full Name of Registrant


Former Name if Applicable

      4420 Sherwin Road
Address of Principal Executive Office (Street and Number)

      Willoughby, Ohio  44094
City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X  ]      (a)   The reasons described in reasonable detail in
                  Part III of this form could not be eliminated
                  without unreasonable effort or expense;

[ X  ]      (b)   The subject annual report, semi-annual report,
                  transition report on Form 10-K, Form 20-F, 11-
                  K, Form N-SAR, or portion thereof, will be
                  filed on or before the fifteenth calendar day
                  following the prescribed due date; or the
                  subject quarterly report of transition report
                  on Form 10-Q, or portion thereof will be filed
                  on or before the fifth calendar day following
                  the prescribed due date; and

[    ]      (c)   The accountant's statement or other exhibit
                  required by Rule 12b-25(c) has been attached
                  if applicable.





PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-
K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

      Figgie International Inc. (the "Company") has not completed the preparation, or the analysis, of its financial statements for the quarterly period ended March 31, 1994 and therefore has been unable to complete its Form 10-Q. In part, the Company's inability to file the Form 10-Q by May 16, 1994 reflects the fact that the Company completed its financial statements for the year ended December 31, 1993 and filed its Form 10-K on April 15, 1994, consistent with its Form 12b-25 for the Form 10-K.







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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      L.A. Harthun             216         953-2850
      (Name)             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
      Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                     [ X ] Yes  [  ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last physical year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                     [ X ] Yes  [  ]  No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As expected, the Company will report a loss for the quarter ended March 31, 1994, a result significantly different from the $9.7 million restated net income reported for the first quarter of 1993. At this time, the Company cannot quantify the amount of the loss for the first quarter of 1994 because it is still analyzing the financial results.


            Figgie International Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date                     By /s/ L.A. Harthun
                         L.A. Harthun, Senior Vice President